ARMLOGI HOLDING CORP.

April 26, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Joanna Lam
Raj Rajan
Michael Purcell
Kevin Dougherty

Re:	Armlogi Holding Corp.
Amendment No. 8 to Registration Statement on Form S-1
Filed April 16, 2024
File No. 333-274667

Ladies and Gentlemen:

This letter is in response to the letter dated April 24, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Armlogi Holding Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comment in this response and numbered them accordingly. An amended Registration Statement on Form S-1 (the “Amended Registration Statement No. 9”) is being filed to accompany this letter.

Amendment No. 8 to Registration Statement on Form S-1

Use of Proceeds, page 27

1. We note your disclosure on page 81 that you also agreed to pay the Representative a cash fee equal to seven and one-half percent (7.5%) of the gross proceeds received by you from the sale of any equity, debt and/or equity derivative instruments to any investors actually introduced by the Representative. Tell us and disclose here how these additional fees to the Representative impact your net proceeds from this offering. Accordingly, revise your capitalization and dilution disclosures as appropriate.

In response to the Staff’s comments, we have revised our disclosure on page 82 of the Amended Registration Statement No. 9 to clarify that we agreed to pay the Representative a cash fee equal to 7.5% of gross proceeds received by us from the sale of any equity, debt, and/or equity derivative instruments to any investors actually introduced by the Representative during the engagement period of this offering, in connection with any public or private financing or capital raise other than this initial public offering (the “Tail Financing”). However, we respectfully advise the Staff that the Tail Financing excludes the proposed initial public offering and, therefore, this adjustment may only affect our proceeds from Tail Financing in the event that such Tail financing occurs in the future, but it will not impact the proceeds from the proposed initial public offering. Neither will it impact our capitalization and dilution disclosures in the Amended Registration Statement No. 9.

Industry, page 45

2. We note your disclosure in this section describes your industry, with various industry statistics, metrics and tabulations of information through 2022. Please revise to update your disclosure through at least 2023.

In response to the Staff’s comments, we have revised our disclosure on pages 45 to 52 of the Amended Registration Statement No. 9 to update the industry statistics, metrics, and tabulations of information through 2023.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Aidy Chou
Name:	Aidy Chou
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC